Exhibit 99.1
REPORT ON VOTING RESULTS
Annual and Special Meeting of Shareholders
April 26, 2007

National Instrument 51-102 – Section 11.3 (Canada)	Form 6-K (U.S.A.)

The Annual and Special Meeting of Shareholders of Brookfield Properties Corporation (the “Corporation”) was held on April 26, 2007 in New York, New York, U.S.A. At this meeting, there were 201 shareholders represented in person or by proxy holding 204,562,488 Common Shares, representing 77.26% of the 264,783,879 issued and outstanding Common Shares, 17 shareholders represented in person or by proxy holding 6,185,581 Class A Redeemable Voting Preferred Shares, representing 98% of the 6,311,996 issued and outstanding Class A Redeemable Voting Preferred Shares, 2 shareholders represented in person or by proxy holding 1,919,521 Class AA Preferred Shares, representing 95.98% of the 2,000,000 issued and outstanding Class AA Preferred Shares and 26 shareholders represented in person or by proxy holding 12,148,851 Class AAA Preferred Shares, representing 24.1% of the 50,400,000 issued and outstanding Class AAA Preferred Shares.
The following is a summary of the votes cast by the Common, Class A Redeemable Voting Preferred, Class AA Preferred and Class AAA Preferred shareholders represented at this meeting.
Election of Directors
All of the directors nominated for election at the meeting were elected by acclamation. Management received proxies to vote for the election of directors as follows:

		% of Votes	Votes
Class	Votes For	Cast by Proxy	Withheld

Class A Redeemable Voting Preferred	6,185,581	100%	Nil
Common	223,545,225	100%	19,763
With respect to the election of directors, the Corporation’s Articles of Incorporation, as amended, state that each Class A Redeemable Voting Preferred Shareholder and each Common Shareholder who is entitled to vote for directors has one vote per share held by him or her, multiplied by the number of directors to be elected. The shareholder may cast all of his or her votes in favour of one candidate, or distribute them among the candidates in the manner he or she sees fit. Where the shareholder has voted for more than one candidate without specifying the distribution of votes among the candidates, the shareholder will be deemed to have divided his or her votes equally among the candidates for whom he or she voted.
The combined allocation of the votes among the elected directors is as follows:

Class	Director	Votes For	%	Votes Withheld	%

Class A Redeemable Voting Preferred and Common	Gordon E. Arnell	229,501,863	99.89%	248,706	0.11%
	William T. Cahill	229,468,438	99.88%	282,131	0.12%
	Richard B. Clark	229,354,930	99.83%	395,639	0.17%
	Jack L. Cockwell	228,673,347	99.53%	1,077,222	0.47%
	J. Bruce Flatt	229,616,274	99.94%	134,295	0.06%
	Roderick D. Fraser	229,397,030	99.85%	353,539	0.15%
	Paul D. McFarlane	229,467,808	99.88%	282,761	0.12%
	Allan S. Olson	229,633,633	99.95%	116,936	0.05%

Class	Director	Votes For	%	Votes Withheld	%

	Samuel P.S. Pollock	228,465,850	99.44%	1,284,719	0.56%
	Linda D. Rabbitt	229,487,272	99.89%	263,297	0.11%
	Robert L. Stelzl	229,638,223	99.95%	112,346	0.05%
	Diana L. Taylor	229,556,914	99.92%	193,655	0.08%
	John E. Zuccotti	229,420,234	99.86%	330,335	0.14%
Appointment of Auditors
The resolution to reappoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the auditors was approved by a majority of both the Class A Redeemable Voting Preferred and Common shareholders. Management received proxies to vote on this resolution as follows:

			% of Votes	Votes
Class	Outcome	Votes For	Cast by Proxy	Against

Class A Redeemable Voting Preferred	Carried	6,185,581	100%	Nil
Common	Carried	223,440,102	100%	122,184
Ordinary Resolution Authorizing an Amendment to the Stock Option Plan
The ordinary resolution authorizing an amendment to the Share Option Plan of the Corporation to provide specific amendment provisions as set out in the Management Proxy Circular was approved by a majority of the Class A Redeemable Voting Preferred and Common shareholders. Management received proxies to vote on this ordinary resolution as follows:

			% of Votes	Votes
Class	Outcome	Votes For	Cast by Proxy	Against

Class A Redeemable Voting Preferred	Carried	6,185,381	99.9967%	200
Common	Carried	211,820,886	95.954%	8,932,686
Special Resolution authorizing the Subdivision of Common Shares on a three for two basis and Subdivision of the Class A Redeemable Voting Preferred Shares on a nine for four basis and other incidental Amendments to the Corporation’s Articles
The special resolution authorizing the subdivision of Common Shares on a three for two basis and subdivision of the Class A Redeemable Voting Preferred Shares on a nine for four basis and other incidental amendments to the Corporation’s Articles was approved by over two-thirds majority of the Common, Class A Redeemable Voting Preferred, Class AA Preferred and Class AAA Preferred shareholders, with each Class voting separately. Management received proxies to vote on this special resolution as follows:

			% of Votes	Votes
Class	Outcome	Votes For	Cast by Proxy	Against

Class A Redeemable Voting Preferred	Carried	6,185,581	100%	Nil
Class AA Preferred	Carried	1,919,521	95.98%	Nil
Class AAA Preferred	Carried	12,106,511	99.988%	1,400
Common	Carried	220,737,419	99.993%	16,153

There were no other matters coming before the meeting that required a vote by either the Preferred or Common shareholders.

BROOKFIELD PROPERTIES CORPORATION
/s/ “Brett M. Fox”
Brett M. Fox
Date: May 10, 2007.	Senior Vice President and Corporate Counsel